**PACKERLAND BROKERAGE
SERVICES, INC.**

**FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2020

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-801-74927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay   WI   54313
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – if individual, state last, first, middle name)

Nine Parkway North, #200   Deerfield   IL   60015
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Meier_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Packerland Brokerage Services, Inc._____, as of __February 26_____, 20__21__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
AARON A. DOELGER
Notary Public
State of Wisconsin
```

BROWN CTY, NOTARY ID 192756

COMM EXPIRES 12/9/2023

_____
Notary Public

_____
Signature

Director of Finance and Operations
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended , and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 26, 2021

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and restricted cash	$ 2,072,408
Concessions receivable	1,944,947
Representatives receivable	55,502
Prepaid expenses	280,181
Refundable income taxes	25,348
Property and equipment, net of accumulated depreciation of $392,896	17,229
Deferred tax asset, net	41,000
Investment in affiliate	128,378
TOTAL ASSETS	**$ 4,564,993**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$ 1,791,926
Accounts payable	27,817
Advanced representative collections	442,752
Accrued wages and payroll taxes	473,686
Note payable	107,369
Payroll Protection Program (PPP) loan	278,000
TOTAL LIABILITIES	3,121,550

STOCKHOLDERS' EQUITY

Common stock, no par value, 720,000 authorized:	
679,760 shares issued and 250,237 shares outstanding	165,590
Additional paid-in-capital	576,594
Treasury stock at cost, 429,523 shares	(1,396,285)
Retained earnings	2,097,544
TOTAL STOCKHOLDERS' EQUITY	1,443,443
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 4,564,993**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Commissions	$	13,313,185
Mutual fund concessions and 12b-1 fees		7,171,359
Investment advisory fees		6,704,858
Other		515,095
TOTAL REVENUES		27,704,497
EXPENSES		
Commissions expense		24,300,235
Payroll and payroll related expense		2,017,365
Other		948,925
TOTAL EXPENSES		27,266,525
NET INCOME BEFORE INCOME TAXES		437,972
PROVISION FOR INCOME TAXES		117,408
NET INCOME	**$**	**320,564**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in- Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2020	$ 165,590	$ 576,594	$(1,294,238)	$1,776,980	$ 1,224,926
Net income	-	-	-	320,564	320,564
Purchase of 18,554 treasury shares	-	-	(102,047)	-	(102,047)
Balance, December 31, 2020	**$ 165,590**	**$ 576,594**	**$(1,396,285)**	**$2,097,544**	**$ 1,443,443**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 320,564
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation	11,587
Income from equity method investment, affiliate	(31,236)
Provision for deferred taxes	7,000
Changes in operating assets and liabilities:	
(Increase) decrease in assets	
Concessions receivable	(148,477)
Representative receivable	(38,666)
Prepaid expenses	(18,046)
Refundable income taxes	(25,348)
Increase (decrease) in liabilities	
Commissions payable	125,915
Accounts payable	(42,018)
Advanced representative collections	6,420
Accrued wages and payroll taxes	20,774
Income taxes payable	(70,617)
NET CASH PROVIDED BY OPERATING ACTIVITIES	117,852
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions received from investee, affiliate	41,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	41,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on long-term debt	(28,528)
Proceeds from PPP loan	278,000
Purchase of treasury stock	(102,047)
NET CASH PROVIDED BY FINANCING ACTIVITIES	147,425
NET INCREASE IN CASH AND RESTRICTED CASH	306,277
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	1,766,131
CASH AND RESTRICTED CASH AT END OF YEAR	**$ 2,072,408**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 5,347
Income taxes	206,373

These accompanying notes are an integral part of these statements.

NOTE 1 – Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition – The Company utilizes a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. See Note 2 for more detail.

Restricted Cash – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), the Company is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. The Company has $66,301 on deposit with Hilltop as of December 31, 2020.

Concessions Receivable – The Company's concessions receivable on December 31, 2020 consists of commissions due from various insurance and mutual fund companies. On December 31, 2020, approximately 90% of these commissions are payable to the Company's sales representatives and are paid upon collection. Bad debt reserve is determined to not be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding concessions receivable. When receivables are determined to be uncollectible, the Company reverses both the receivable and payable.

Property and Equipment – Property and equipment that is capitalized is stated at cost. Depreciation is computed by using the straight-line method for the useful life of 3 to 8 years for financial reporting.

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, prepaid expenses, and stock-based compensation. For tax purposes, depreciation expense is reported using accelerated methods.

NOTE 1 – Significant Accounting Policies, continued

Income Taxes – Accounting principles generally accepted in the United States of America
(U.S. GAAP) requires management to evaluate tax positions taken by the Company and recognize a
liability (or asset) if the Company has taken an uncertain position that more likely than not would not
be sustained upon examination by a taxing authority. Management has analyzed the tax positions
taken by the Company and has concluded that as of December 31, 2020, there are no uncertain
positions taken or expected to be taken that would require recognition of a liability (or asset) or
disclosure in the financial statements. The Company is subject to routine examinations by taxing
jurisdictions; however, there are currently no examinations for any tax periods in process. The
Company will recognize future accrued interest and penalties related to unrecognized tax benefits in
income tax expense, if incurred.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842,
Leases. The Company is a lessee in several noncancellable operating leases for office space,
computers and other office equipment. The Company determines if an arrangement is a lease, or
contains a lease, on the inception date of a contract and when the terms of an existing contract are
changed. The Company recognizes a lease liability and a right of use (ROU) asset at the
commencement date of the lease. The lease liability is initially and subsequently recognized based on
the present value of its future lease payments. Variable payments are included in the future lease
payments when those variable payments depend on an index or a rate. The discount rate is the
implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.
The implicit rates of the Company's leases are not readily determinable and accordingly, the
incremental borrowing rate based on the information available at the commencement date for all
leases is used. The Company's incremental borrowing rate (5.5%) for a lease is the rate of interest it
would have to pay on a collateralized basis to borrow an amount equal to the lease payments under
similar terms and in a similar economic environment. The ROU asset is subsequently measured
throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the
remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued)
lease payments, less the unamortized balance of lease incentives received, and any impairment
recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected for all underlying classes of assets, to not recognize ROU assets and lease
liabilities for short-term leases that have a lease term of 12 months or less at lease commencement,
and do not include an option to purchase the underlying asset that the Company is reasonably certain
to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over
the lease term.

The Company accounts for each separate lease component of a contract and its associated non-
lease components (lessor-provided maintenance) as a single lease component by class of underlying
asset.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements.
Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure
of contingent assets and liabilities, and the reported revenue and expenses. Actual results could
differ from those estimates.

NOTE 2 – Revenue from Contracts with Customers

Significant Judgments – Revenue from contracts with customers includes commission income from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Variable Annuity Trail and 12b-1 Fee Income – The Company earns variable annuity trails and 12b-1 fees accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advisory – The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregation of Revenue – The following table presents disaggregated revenue by major source:

Commission Income:	
Variable Annuities and trails	$ 8,561,910
Equities	917,479
REIT	54,522
Fixed Income	3,666,764
Insurance	112,510
	$ 13,313,185
Mutual Funds Concessions and 12b-1 Fee Income:	
Mutual Fund Concessions	$ 2,441,397
Mutual Fund 12b-1	4,729,962
	$ 7,171,359
Advisory	$ 6,704,858

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. On December 31, 2020, the Company had net capital of $1,112,015 and required net capital of $189,552. On December 31, 2020, the ratio of aggregate indebtedness to net capital was 2.56 to 1.

NOTE 4 – Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2020:

Current expense	$ 110,408
Deferred expense	7,000
Provision for income tax	**$ 117,408**

The net deferred tax assets and liabilities included in the financial statements include the following amounts on December 31, 2020:

Deferred tax asset (liability) related to:	
Advance representative renewals and E&O collections	$ 103,000
Depreciation of property and equipment	(5,000)
Prepaid expenses related to advance collections	(55,000)
Other	(2,000)
Net deferred tax asset - noncurrent	**$ 41,000**

NOTE 5 – Line of Credit

The Company has a line of credit available, secured by a business security agreement which allows management to borrow up to $250,000. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2020, the interest rate was 4.25%. Interest on the note is payable monthly. As of December 31, 2020, the outstanding balance was $0.

NOTE 6 – Long-Term Debt

Long-term debt consists of a note payable to a former shareholder, for the purchase of his common stocks. Payable in monthly installments of $2,823 at an interest rate of 4.35%. Final payment due in May 2024. Aggregate maturities of long-term debt for the four years following December 31, 2020 are as follows:

2021:	$ 29,794
2022:	31,116
2023:	32,497
2024:	13,962
TOTAL:	**$ 107,369**

NOTE 7 – Paycheck Protection Program (PPP) Loan

On April 14, 2020, the Company received loan proceeds in the amount of $278,000 under the Payroll Protection Program ("the PPP Loan") offered by the U.S. Small Business Administration pursuant to Title 1 of the Coronavirus Aid Relief and Economic Security Act (the "CARES Act"). The interest rate on the PPP Loan is a fixed rate of 1% per annum, and the PPP Loan matures on April 14, 2022.

The PPP Loan proceeds are available to be used to pay for salaries, group health care benefits, rent, and utilities. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the twenty-four-week period following the funding of the PPP Loan. The Company used the PPP Loan proceeds for purposes consistent with the terms of the CARES Act and filed a PPP Loan Forgiveness Application on November 2, 2020. As of December 31, 2020, the Company had not received a PPP Loan Forgiveness notification and had a PPP Loan liability of $278,000 recorded.

NOTE 8 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to the lesser of $18,000 or 3% of gross salary. The Company contributed $46,644 to the plan during the year ended December 31, 2020.

NOTE 9 – Related Party Transactions

Investment – The Company has a net investment of $128,378 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has no outstanding mortgage as of December 31, 2020. The Company uses the equity method to account for this investment, as the Company has identified another entity to be the primary beneficiary.

Leases – The Company leases office space on an annual basis with the initial lease expiring on August 31, 2020. The lease was renewed for one year and expires on August 31, 2021. As the lease terms are for 12 months or less and do not contain a purchase option, the Company recognizes the lease cost on a straight-line basis over the applicable lease term. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are expensed when incurred. The Company recognized $123,255 of lease costs for the year ending December 31, 2020.

NOTE 10 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. On December 31, 2020, there were uninsured balances of approximately $1,790,997. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 11 – Commitments and Contingencies

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities.

NOTE 12 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2020, the Company has made no accruals relating to potential negative or adverse regulatory action, as no such actions are probable or estimable.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Stockholders' equity	$	1,443,443
Deductions:		
Unallowable receivables		(117,292)
Prepaid expenses		(280,181)
Refundable income taxes		(25,348)
Property and equipment, net		(17,229)
Deferred tax asset		(41,000)
Investment in affiliate		(128,378)
Total deductions		(609,428)
Additions:		
PPP loan		278,000
Total additions		278,000
Net Capital		1,112,015
Minimum required net capital (Greater of $50,000 or 6 2/3% of Aggregate Indebtedness)		189,552
Capital in excess of minimum requirement	**$**	**922,463**
Ratio of aggregate indebtedness to net capital		**2.56**

AGGREGATE INDEBTEDNESS

Commissions payable	$	1,791,926
Accounts payable		27,817
Advanced representative collections		442,752
Accrued wages and payroll taxes		473,686
Note payable		107,369
TOTAL AGGREGATE INDEBTEDNESS	**$**	**2,843,550**

RECONCILIATION OF NET CAPITAL

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31,2020.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2020

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2020

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception and (3) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its other business activities to those exclusively listed in its Exemption Report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and based on footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Deerfield, Illinois
February 26, 2021





PACKERLAND
BROKERAGE SERVICES

PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

Exemption Report

Packerland Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (k)(2)(ii)

> (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

> (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) retail brokerage services; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) investment advisory services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Packerland Brokerage Services, Inc.

I, John Meier, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Director of Finance and Operations
2/18/2021

432 Security Blvd , Green Bay, WI 54313 | P 920-662-9500 | F 920-662-9503 | www.packerlandbrokerage.com
Member FINRA & SIPC | Registered Investment Adviser